Exhibit 99.1

YY Reports Second Quarter 2014 Unaudited Financial Results

2Q14 Net Revenues Up 105.6% YOY to RMB841.0 Million

2Q14 Net Income Up139.0% YOY to RMB221.9 Million

2Q14 Non-GAAP Net Income Up 106.6% YOY to RMB258.4 Million

Guangzhou, China, August 6, 2014 — YY Inc. (NASDAQ: YY) (“YY” or the “Company”), a revolutionary real-time interactive social platform, today announced its unaudited financial results for the second quarter ended June 30, 2014.

Second Quarter 2014 Highlights

•                  Net revenues increased by 105.6% to RMB841.0 million (US$135.6 million) from RMB409.0 million in the corresponding period of 2013, primarily driven by a 118.3% increase in revenues from internet value-added services, or IVAS revenues.

•                  Net income attributable to YY Inc. increased by 139.0% to RMB221.9 million (US$35.8 million) from RMB92.8 million in the corresponding period of 2013.

•                  Non-GAAP net income attributable to YY Inc.1 increased by 106.6% to RMB258.4 million (US$41.6 million) from RMB125.1 million in the corresponding period of 2013.

Mr. David Xueling Li, Chief Executive Officer of YY, stated, “We are excited about our strong performance in the second quarter of 2014, as we continue to grow and strengthen our interactive social platform. Our online music and entertainment business once again exceeded our expectations, as revenues grew by 202.7% year-over-year and paying users grew by 77.6% year-over-year. In addition, this quarter witnessed the ascension of our online dating business, with revenues surging by 299.2% quarter-over-quarter. By utilizing our unique and powerful online communication capabilities, we continue to build new business lines that will broaden our product offering, elevate our brand and pave the way for further growth.  Having attracted over 100 million average monthly active users through the second quarter of 2014, we are tirelessly working to build new and innovative products, providing a comprehensive services marketplace that caters to our users’ ever-changing demands.”

Mr. Eric He, Chief Financial Officer of YY, commented, “In the second quarter, we once again achieved results which eclipsed our expectations on top line growth, driven primarily by increased user engagement and spending. In addition to music and entertainment, online game broadcasting continues to grow at a tremendous pace, with revenues increasing by 243.2% year-over-year. Moreover, net income attributable to YY grew by 139.0% year-over-year due to the expanding scale and leverage of our business operations. We also saw our non-GAAP operating margins improve slightly year-over-year, which we believe will remain stable going forward. Seeking to capitalize on the economies of scale inherent in both our unique business model and technology platform, we will continue to develop and introduce new services for our users.”

Second Quarter 2014 Financial Results

NET REVENUES

Net revenues increased by 105.6% to RMB841.0 million (US$135.6 million) in the second quarter of 2014 from RMB409.0 million in the corresponding period of 2013, primarily driven by an increase in IVAS revenues.

1  Non-GAAP net income attributable to YY Inc. is a non-GAAP financial measure, which is defined as net income attributable to YY Inc. excluding share-based compensation expenses.

IVAS revenues, which consisted of revenues from online music and entertainment, online games and other sources including the Company’s membership program, live game broadcasting and online dating, increased by 118.3% to RMB800.7 million (US$129.1 million) in the second quarter of 2014 from RMB366.7 million in the corresponding period of 2013. The overall increase primarily reflected increases in the number of paying users and average revenue per user (“ARPU”).

Revenues from online music and entertainment increased by 202.7% to RMB516.4 million (US$83.2 million) in the second quarter of 2014 from RMB170.6 million in the corresponding period of 2013. This increase primarily reflected a 77.6% year-over-year increase in the number of paying users to 1,128,000 and an increase in ARPU of 70.3% to RMB458 in the second quarter of 2014.

Revenues from online games increased by 9.5% to RMB166.9 million (US$26.9 million) in the second quarter of 2014 from RMB152.4 million in the corresponding period of 2013. This increase primarily reflected a year-over-year increase in ARPU of 10.1% to RMB381 from 438,000 paying users. The number of online games operated by the Company increased to 150 as of June 30, 2014 from 96 as of June 30, 2013.

Other IVAS revenues, which primarily consisted of the membership subscription fees, live game broadcasting and online dating, increased by 168.6% to RMB117.4 million (US$18.9 million) in the second quarter of 2014 from RMB43.7 million in the corresponding period of 2013. Revenues from the membership subscription fees increased by 53.8% to RMB48.6 million (US$7.8 million) in the second quarter of 2014 from RMB31.6 million in the corresponding period of 2013. This increase primarily reflected a 43.2% increase in the number of members to 921,000 as of June 30, 2014 from 643,000 as of June 30, 2013. Revenues from live game broadcasting increased by 243.2% to RMB31.1 million (US$5.0 million) in the second quarter of 2014 from RMB9.1 million in the corresponding period of 2013. Revenues from online dating increased by 299.2% to RMB29.2 million (US$4.7 million) in the second quarter of 2014 from RMB7.3 million in the first quarter of 2014.

Online advertising revenues decreased by 4.6% to RMB40.4 million (US$6.5 million) in the second quarter of 2014 from RMB42.3 million in the corresponding period of 2013.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 122.5% to RMB424.8 million (US$68.5 million) in the second quarter of 2014 from RMB190.9 million in the corresponding period of 2013. This increase was primarily attributable to an increase in revenue-sharing fees and content costs to RMB256.0 million (US$41.3 million) in the second quarter of 2014 from RMB89.0 million in the corresponding period of 2013. This increase in revenue-sharing fees and content costs paid to performers, channel owners and content providers was primarily due to higher levels of user engagement and spending. In addition, bandwidth costs increased to RMB77.3 million (US$12.5 million) in the second quarter of 2014 from RMB45.1 million in the corresponding period of 2013.

Gross profit increased by 90.9% to RMB416.3 million (US$67.1 million) in the second quarter of 2014 from RMB218.1 million in the corresponding period of 2013. Gross margin was 49.5% in the second quarter of 2014 compared with 53.3% in the corresponding period of 2013. The decrease in gross margin was mainly attributable to the fact that a larger portion of revenues came from online music and entertainment, which led to higher corresponding revenue-sharing fees and content costs.

OPERATING INCOME

Operating expenses for the second quarter of 2014 increased by 30.7% to RMB179.5 million (US$28.9 million) from RMB137.4 million in the corresponding period of 2013. This increase was primarily attributable to an increase in research and development expenses and sales and marketing expenses which were associated with the general growth of the Company’s overall business.

Operating income in the second quarter of 2014 increased by 189.0% to RMB238.6 million (US$38.5 million) from RMB82.6 million in the corresponding period of 2013. Operating margin increased to 28.4% in the second quarter of 2014 from 20.2% in the corresponding period of 2013. The increase in operating margin was primarily due to increased operating leverage associated with the Company’s expansion.

Non-GAAP operating income2 increased by 139.7% to RMB275.1 million (US$44.3 million) in the second quarter of 2014 from RMB114.8 million in the corresponding period of 2013. Non-GAAP operating margin3 increased to 32.7% in the second quarter of 2014 from 28.1% in the corresponding period of 2013.

NET INCOME

Net income attributable to YY Inc. increased by 139.0% to RMB221.9 million (US$35.8 million) in the second quarter of 2014 from RMB92.8 million in the corresponding period of 2013. Net margin in the second quarter of 2014 increased to 26.4% from 22.7% in the corresponding period of 2013. Non-GAAP net income attributable to YY Inc.4 increased by 106.6% to RMB258.4 million (US$41.6 million) from RMB125.1 million in the corresponding period of 2013. Non-GAAP net margin5 increased slightly to 30.7% in the second quarter of 2014 from 30.6% in the corresponding period of 2013.

NET INCOME PER ADS

Diluted net income per ADS6 in the second quarter of 2014 increased by 134.8% to RMB3.71 (US$0.60), from RMB1.58 in the corresponding period of 2013.

Non-GAAP diluted net income per ADS7 in the second quarter of 2014 increased by 102.8% to RMB4.32 (US$0.70) from RMB2.13 in the corresponding period of 2013.

BALANCE SHEET AND CASH FLOWS

As of June 30, 2014, the Company had cash and cash equivalents of RMB0.9 billion (US$148.4 million) and short term deposits and restricted short-term deposits of RMB4.1 billion (US$658.5 million). For the second quarter of 2014, net cash from operating activities was RMB361.7 million (US$58.3 million).

SHARES OUTSTANDING

As of June 30, 2014, the Company had a total of 1.1 billion common shares outstanding, or the equivalent of 55.9 million ADSs outstanding.

2 Non-GAAP operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses.

3 Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP operating income as a percentage of net revenues.

4 Non-GAAP net income attributable to YY Inc. is a non-GAAP financial measure, which is defined as net income attributable to YY Inc. excluding share-based compensation expenses.

5 Non-GAAP net margin is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to YY Inc. as a percentage of net revenues.

6 ADS is American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income (loss) per ADS is net income (loss) attributable to common shareholders divided by weighted average number of diluted ADS.

7 Non-GAAP diluted net income (loss) per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income (loss) attributable to common shareholders divided by weighted average number of diluted ADS.

Business Outlook

For the third quarter of 2014, the Company expects its net revenues to be between RMB925 million and RMB935 million, representing a year-over-year growth of approximately 90% to 92%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Wednesday, August 6, 2014 at 9:00 pm Eastern Time or August 7, 2014 at 9:00 am Beijing Time to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3051-2745
Conference ID:	#78522071

The replay will be accessible through August 14, 2014 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-9003-4211
Conference ID:	#78522071

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://investors.yy.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.2036 to US$1.00, the noon buying rate in effect on June 30, 2014 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About YY Inc.

YY Inc. (“YY” or the “Company”) is a revolutionary real-time interactive social platform that engages users in real-time online group activities through voice, text and video. Launched in July 2008, YY Client, the Company’s core product, empowers users to create and organize groups of varying sizes to discover and participate in a wide range of online activities, including online games, karaoke, music concerts, education, live shows and conference calls.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as YY’s strategic and operational plans, contain forward-looking statements. YY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about YY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: YY’s goals and strategies; YY’s future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain registered user accounts, active users, especially paying users; YY’s ability to monetize the user base; YY’s ability to continue attracting advertisers and offering popular online games; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in YY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and YY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity (deficits), consolidated statements of cash flows, and the detailed notes have not been presented. YY uses non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to YY Inc., non-GAAP net margin, non-GAAP net income(loss)attributable to common shareholders, and basic and diluted non-GAAP net income(loss) per ADS, which are non-GAAP financial measures. Non-GAAP operating income is operating income excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income (loss) attributable to YY Inc. is net income (loss) attributable to YY Inc. excluding share-based compensation expenses. Non-GAAP net margin is non-GAAP net income attributable to YY Inc. as a percentage of net revenues. Non-GAAP net income (loss) attributable to common shareholders is net income (loss) attributable to common shareholders excluding share-based compensation expenses. Basic and diluted non-GAAP net income (loss) per ADS is non-GAAP net income (loss) attributable to common shareholders divided by weighted average number of basic and diluted ADS. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income (loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S.GAAP. For more information on these non-GAAP financial measures, please see the table captioned “YY Inc. Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

YY Inc.

Yuffie Fu

Tel: (+86) 2029162000

Email:IR@YY.com

ICR, Inc.

Calvin Jiang

Tel: +1 (646) 915-1611

Email:IR@YY.com

YY INC.

UNAUDITED CONDENSEDCONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2013	June 30, 2014	June 30, 2014
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	729,598	920,426	148,370
Short-term deposits	1,432,863	4,030,064	649,633
Restricted short-term deposits	—	55,000	8,866
Accounts receivable, net	100,101	129,076	20,807
Amount due from a related party	73	73	12
Prepayments and other current assets	67,533	89,694	14,458
Deferred tax assets	66,921	80,024	12,900

Total current assets	2,397,089	5,304,357	855,046

Non-current assets
Deferred tax assets	625	735	118
Investments	62,029	100,828	16,253
Property and equipment, net	102,636	149,574	24,111
Intangible assets, net	29,127	30,926	4,985
Goodwill	1,577	1,585	255
Other non-current assets	4,864	56,632	9,129

Total non-current assets	200,858	340,280	54,851

Total assets	2,597,947	5,644,637	909,897

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	56,391	74,813	12,060
Deferred revenue	293,866	346,963	55,929
Advances from customers	19,549	26,089	4,205
Income taxes payable	78,107	67,100	10,816
Accrued liabilities and other current liabilities	250,760	286,743	46,222
Amounts due to related parties	2,640	5,979	964

Total current liabilities	701,313	807,687	130,196

Non-current liabilities
Convertible Bonds	—	2,461,538	396,792
Deferred revenue	9,425	12,700	2,047

Total liabilities	710,738	3,281,925	529,035

YY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2013	June 30, 2014	June 30, 2014
	RMB	RMB	US$
Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 shares authorized, 622,658,738 shares issued and outstanding as of December 31, 2013 and 690,552,628shares issued and outstanding as of June 30, 2014, respectively)	38	42	7
Class B common shares (US$0.00001 par value; 1,000,000,000shares authorized, 485,831,386 shares issued and outstanding as of December 31, 2013 and 427,352,696 shares issued and outstanding as of June 30, 2014, respectively)	34	30	5
Additional paid-in capital	2,765,614	2,826,195	455,573
Statutory reserves	40,657	40,657	6,554
Accumulated deficits	(874,697)	(469,259)	(75,643)
Accumulated other comprehensive losses	(44,437)	(34,953)	(5,634)

Total shareholders’ equity	1,887,209	2,362,712	380,862

Total liabilities and shareholders’ equity	2,597,947	5,644,637	909,897

YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2013	March 31, 2014	June 30, 2014	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenues
Internet value-added service	366,735	642,108	800,663	129,064	649,515	1,442,771	232,570
—Online music and entertainment	170,588	383,114	516,376	83,238	287,389	899,490	144,995
—Online games	152,445	180,320	166,900	26,904	284,755	347,220	55,971
—Others	43,702	78,674	117,387	18,922	77,371	196,061	31,604
Online advertising	42,309	24,219	40,375	6,508	74,490	64,594	10,412

Total net revenue	409,044	666,327	841,038	135,572	724,005	1,507,365	242,982

Cost of revenues(1)	(190,942)	(316,984)	(424,753)	(68,469)	(336,635)	(741,737)	(119,566)

Gross profit	218,102	349,343	416,285	67,103	387,370	765,628	123,416

Operating expenses(1)
Research and development expenses	(70,599)	(81,710)	(107,454)	(17,321)	(124,718)	(189,164)	(30,493)
Sales and marketing expenses	(7,726)	(6,564)	(13,634)	(2,198)	(13,242)	(20,198)	(3,256)
General and administrative expenses	(59,043)	(56,951)	(58,405)	(9,415)	(104,694)	(115,356)	(18,595)

Total operating expenses	(137,368)	(145,225)	(179,493)	(28,934)	(242,654)	(324,718)	(52,344)

Other income	1,835	883	1,836	296	2,341	2,719	438

Operating income	82,569	205,001	238,628	38,465	147,057	443,629	71,510

Foreign currency exchange gains (losses), net	13,833	(8,683)	(6,001)	(967)	16,249	(14,684)	(2,367)
Interest expense		(1,379)	(18,003)	(2,902)	—	(19,382)	(3,124)
Interest income	13,609	23,124	43,643	7,035	24,139	66,767	10,763

Income before income tax expenses	110,011	218,063	258,267	41,631	187,445	476,330	76,782

Income tax expenses	(17,416)	(33,701)	(37,356)	(6,022)	(31,402)	(71,057)	(11,454)

Income before share of income (loss)in equity method investments, net of income taxes	92,595	184,362	220,911	35,609	156,043	405,273	65,328

Share of income (loss)in equity method investments net of income taxes	225	(795)	960	155	704	165	27

Net income attributable to YY Inc.	92,820	183,567	221,871	35,764	156,747	405,438	65,355

	Three Months Ended				Six Months Ended
	June 30, 2013	March 31, 2014	June 30, 2014	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net income	92,820	183,567	221,871	35,764	156,747	405,438	65,355
Other comprehensive income (loss):
Foreign currency translation adjustments, net of nil tax	(14,568)	9,483	1	—	(17,139)	9,484	1,529

Comprehensive income attributable to YY Inc.	78,252	193,050	221,872	35,764	139,608	414,922	66,884

Net income per ADS
—basic	1.66	3.21	3.87	0.62	2.81	7.08	1.14
—diluted	1.58	3.06	3.71	0.60	2.69	6.77	1.09
Weighted average number of ADS used in calculating net income per ADS
—basic	55,859,862	57,157,398	57,387,988	57,387,988	55,851,298	57,270,119	57,270,119
—diluted	58,578,043	60,442,973	59,854,610	59,854,610	58,166,873	59,858,441	59,858,441

(1)          Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Six Months Ended
	June 30, 2013	March 31, 2014	June 30, 2014	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$

Cost of revenues	2,441	2,408	4,691	756	3,427	7,099	1,144
Research and development expenses	10,039	8,879	15,339	2,473	15,357	24,218	3,904
Sales and marketing expenses	333	337	656	106	441	993	160
General and administrative expenses	19,417	12,414	15,803	2,547	31,137	28,217	4,548

YY INC.

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2013	March 31, 2014	June 30, 2014	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$

Operating income	82,569	205,001	238,628	38,465	147,057	443,629	71,510
Share-based compensation expenses	32,230	24,038	36,489	5,882	50,362	60,527	9,756

Non-GAAP operating income	114,799	229,039	275,117	44,347	197,419	504,156	81,266

Net income attributable to YY Inc.	92,820	183,567	221,871	35,764	156,747	405,438	65,355
Share-based compensation expenses	32,230	24,038	36,489	5,882	50,362	60,527	9,756

Non-GAAP net income attributable to YY Inc.	125,050	207,605	258,360	41,646	207,109	465,965	75,111

Non-GAAP net income per ADS
—Basic	2.24	3.63	4.50	0.73	3.71	8.14	1.31
—Diluted	2.13	3.46	4.32	0.70	3.56	7.78	1.25

Non-GAAP weighted average numbers of ADS used in calculating net income per ADS:
—Basic	55,859,862	57,157,398	57,387,988	57,387,988	55,851,298	57,270,119	57,270,119
—Diluted	58,578,043	60,442,973	59,854,610	59,854,610	58,166,873	59,858,441	59,858,441